Exhibit 99.3
[TRANSCRIPT OF INVESTOR BRIEFING TELECONFERENCE]
DISCLAIMER
The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Brigham Exploration Company or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of Brigham common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The merger agreement and the tender offer statement will be filed with the SEC by Statoil and the solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Brigham. Investors and stockholders may obtain a free copy of these statements (when available) and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov.
None of the information included on any Internet website maintained by Statoil, Brigham or any of their affiliates, or any other Internet website linked to any such website, is incorporated by reference in or otherwise made a part of this press release.
Forward-Looking Statements
This communication contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements such as those regarding: the expected completion of the proposed acquisition; plans for future development and operation of projects; reserve information; expected exploration and development activities and plans; expected start-up dates for projects and expected production and capacity of projects; the expected impact of USD/NOK exchange rate fluctuations on our financial position; oil, gas and alternative fuel price levels; oil, gas and alternative fuel supply and demand; the completion of acquisitions; and the obtaining of regulatory and contractual approvals are forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including the ability of Statoil to complete the transactions contemplated by the merger agreement, including the parties’ abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the merger agreement; the timing of the Offer and the subsequent merger; uncertainties as to how many of Brigham’s stockholders will tender their shares of common stock in the Offer; the possibility that various other conditions to the consummation of the Offer or the subsequent merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed acquisition. Other factors include levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2010 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this communication, either to make them conform to actual results or changes in our expectations.
RESERVES DISCLAIMER
The SEC permits oil and gas companies to disclose only proved, probable or possible reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Statoil’s use of the term “risked resource base” in this release includes reserves other than proved, probable or possible reserves, which the SEC’s guidelines strictly prohibit us from including in filings with the SEC. This term includes estimates which are not yet classified as proved, probable or possible reserves. These estimates are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. Risked resource base includes internal estimates of hydrocarbon quantities that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques and have not been reviewed by independent engineers and do not constitute reserves within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System. Actual quantities that may be ultimately recovered from these properties will differ substantially. Factors affecting ultimate recovery include the scope of the ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals and other factors; and actual drilling results, including geological and mechanical factors affecting recovery rates. Estimates of the risked resource base may change significantly as development provides additional data.
[TRANSCRIPT BEGINS]
Hilda: Good afternoon ladies and gentlemen, and welcome to this conference call arranged by Statoil. My name is Hilda Nasta. I am head of Investor Relations in Statoil. I have with me here today Statoil’s CFO, Mr. Torgrim Reitan; Statoil’s Executive Vice President with Global Strategy and Business Development; Mr. John Knight; the Senior Vice President for Performance Management and Analysis; Mr. Svein Skeie; the Senior Vice President for Finance, Rob Adams; the Senior Vice President for Communications, Reidar Gjaerum, and we will also later on today be joined by the General Counsel, Hans Henrik Klouman. This morning we are now set to enter to the Bakken and Three Forks oil plays to a cash acquisition of the Brigham Exploration Company. The announcement can be downloaded from our website:
Hilda: Do we still have connection? Hello?
Female: Yes, your line is open.
Hilda: Okay, sorry. Thank you very much. Along with the presentation regarding the acquisition. In a minute, Mr. Torgrim Reitan will give a brief introductory comment, followed by a short comment by Mr. John Knight. After that, there will be an opportunity for questions. The operator of this conference call will explain the procedures for asking questions immediately before the Q&A session. The conference call will last approximately 45 minutes. And now, please welcome Mr. Torgrim Reitan.
Reitan: All right, thank you Hilda and welcome everyone. Good morning to you in the States and Good Afternoon to Europe. So I’m very pleased to invite you to this conference call and today starting also we have entered into a merger agreement with Brigham Exploration where Statoil will acquire all outstanding shares for 36 and a half dollar per share and this is an all-cash tender offer. This translates into a value of 4.4 billion dollars and taking into account the next step at the end of the second quarter, it translates to 4.7 billion dollar in comprised value. So, Brigham is an Austin-based company with hundred employees in Austin and North Dakota. They have a strong position in the Bakken and Three Forks Basin. These are tight oil place within the Williston Basin in North Dakota and Montana. So this transaction will give Statoil much likely more than 375,000 net acres in the Williston Basin and around 40,000 acres in other areas. The resource estimates is between 300 and 500 million barrels of equity borrowed. So, this is a very important milestone for Statoil. It builds on the equatic experience from Marcellus and Ford and it establishes Statoil as an operator within the U.S. and conventional. Non-conventional is a substantially resource space and we consider it to be increasingly important part of the future energy supplies. So this will add significant resources with long-term scalable oil production to Statoil. At our capital market in June, we pretended or updated strategy where conventional was a very important building block. So this deal is very much aligned with the strategies that we have communicated. This deal will also add immediate production and the cash flow and it gives us an early mover, we are an early mover amongst the IOC into the back-end area. When it comes to the financial situation for Statoil, we had by the end of the second quarter a net debt of 14%. That had decreased from 25% by year-start to 14% and we had around 15 billion dollars in cash and cash equivalents by end of second quarter. So we have the financial capabilities to lift a transaction like this. I would also like to remind you that portfolio management is an integral part of what we are doing in Statoil. Just to remind you we IPO’d for fuel and resource business one year ago, proceeds .9 billion dollars. We divested 40% of the Peregrino acids in Brazil, 3.1 billion dollars, and 40% for KTB business for the oil business in Canada, 2.3 billion dollars. And lastly, we amongst divestiture of transportation ownership in transportation systems at the regional continental shelf and that is expected to be closed during this year and that will provide us with more than 3 billion dollars in proceeds. So this is part of the way we are operating. When it comes to the offer and the structure of the offer, it will be five to ten days until the offer is given to the investors and then there will be a 20-day time for them to accept it and then the final closing things that need to be done before we finally close. So that was my introduction, Hilda?
Hilda: Thank you, Mr. Reitan. I will, will come Mr. John Knight to make a few introductory comments as well. Please John?
Knight: Good morning and good afternoon everybody. Before we go to the Q&A, I thought I would just spend a bit of time to state the facts to what Statoil is thinking has been around development of this sort of activity. In 2006 we started to notice the increasing importance of unconventional resources, particularly onshore in the U.S. in the global energy market. Between 2006 and 2008, we undertook extensive study of this phenomenon including looking at a wide range of opportunities. It was not until 2008 that we had identified the appropriate with the transaction that we did with Chesapeake, which was something that we analyzed from beginning of that year through to the closure in the fourth quarter. You will recall that part of that transaction involves the secondment of personnel into the operating systems of Chesapeake. The second thing that we did which happened about this time last year was the movement into the gas liquids and workout phase of the Eagle Ford and we, before that transaction, we had examined many different possibilities for moving into liquid phase including black oil phase, but we felt that the one way we could get the most value was the joint transaction and we also felt the joint operating arrangements with Talisman was the most appropriate way of increasing our own exposure and understanding to operations. This transaction now takes place as a building block toward deepening our operating capabilities and again we have examined many possibilities in different parts of North America for entry into type oil and this transaction at this time seems to us to be the most value-creating. What I’m trying to do is give you a sense of the phased involvement in increasing operating capability based on a wide range of possible transactions that we have undertaken in the space of the last half decade. With those remarks, I will finish and Hilda, you will now open for Q&A.
Hilda: Thank you very much, John. I will now ask the operator to read the procedure for posing questions and then the floor will be open. Operator, please explain the procedures for calling in.
Operator: Today’s question and answer session will be conducted electronically. If you would like to ask a question, please press *1 on your telephone keypad. As a reminder, please press *1 to ask a question at this time.
Hilda: Operator, go ahead with the first question immediately.
Operator: We will now take our first question from Brendan Warren from Jefferies International. Please go ahead.

Warren: Thanks guys, this is Brendan Warren from Jefferies. Just one question in terms of projection of frac crews and rigs, obviously we can see what the company was proposing going into this deal. Are you still maintaining that sort of level of activity in 2012 and if we can look out to 2013, just the expectation of capex into 2012 and just secondly in terms of the risk resource number, are you able to provide a split between Middle Bakken and Three Forks please.
Reitan: Okay, thank you. When it comes to capex or investments we will be investing for 16 billion dollars in 2011 and we have also stated that we intend to do that in 2012 as well. This transaction will take some additional investments and we expect that to be around 750 million dollars a year going forward. When looking at this set of assets, we also expect them to be helped financed from 2013, 2014 and onwards. When it comes to the splitting of the resources into the subsets into the Basin, we are not ready to give that. Frac crews and rigs, Brigham has 12 rigs operating currently and ambitious plans going forward, so we will work closely with them to find optimal setup.
Warren: All right, thank you.
Hilda: Okay, next question please.
Operator: We will now take our next question from John Rigby from UBS. Please go ahead.
Rigby: Yeah, hi. Two questions: The first is, you took about a break-even price of 55 dollars from BOE, can you just confirm if that all-in costs or going forward costs and is it an economic break-even or a cash earnings break-even? And second, just on your self-financing remark, can we just, to the point where you give a production forecast, but can we just assume something around a ratable increase betweeen the number you are producing now and the potential in the end of the five year period is a number we can work with at a self-financing level.
Reitan: Okay, thank you. So the break-even we have stated in the presentation material... mid 50s. That is a going-forward break-even price and it is not, it is a cash break-even, it is sort of the economic break-even price. When it comes to the production buildup, currently Brigham is producing 25, no excuse me 21,000 barrels per day in equity terms, that is including the royalty paid and that is just very recent numbers. Going forward we estimate the production to step up to between 60 and 100,000 barrels per day within five years time. So I think that is the framing around production growth estimates. That translates into self-financing in the periods 2013 and 2014.
Rigby: Which is sort of half-way through that period, roughly.
Reitan: Exactly.
Rigby: Thank you.
Hilda: Next question please?

Operator: We will now take our next question from Jason Gammill from McQuarry. Please go ahead.
Gammill: Thanks very much. I actually have two questions. The first is that Brigham was pursuing a strategy of drilling and completion that included very long laterals and a very high level of intensity on completions with something over 30 stages. Would you intend to continue to drilling and completing in the way that Brigham has laid out? Second question is related to transportation realizations in the region. Right now, I believe that transportation is actually reasonably tight. Will you be relying on incremental rail transport or do you believe you be able to get pipeline transport out of the region and where would you expect your realizations to be relative to WTI?
Reitan: Okay. John, would you like to comment on the drilling completion?
Knight: Yes. One of the reasons that we have given you a range of resource rather than something narrower, is because we intend to design a drilling program which is obviously to increase production but involves a degree of piloting. We have a debate within Brigham about the number of wells of that section is appropriate and we think there is a lot of optionality and upside in this asset but we want to undertake a number of pilots about the level of interference and appropriate spacing for the wells before we become more definitive about this.
Reitan: All right, ok, thank you, on your second question about transportation and realization. In the initial phase we will be dependent on some range but we expect to be sufficiently covered with the pipes from around maybe 2014. So that translates into no realization. So in the first two years we have assumed a discount to WTI around 7-10 dollar per barrel and that sort of gradually decreasing as we move forward.
Gammill: Thanks very much.
Operator: We will now take our next question from Hussen Isari from Bank of American, Merrill Lynch. Please go ahead.
Isari: Hi there gentlemen. Just a quick question regarding the resource potential. You are talking about 3-500 million. I’m just interested in getting what’s the upside on the cards here just simply because the price that you’ve paid looks to be relatively full for a resource number. So, quite clearly you do see some upside in resources. Can you potentially quantify the risks level that you are looking for just to give us some sort of idea of the size of the prize here? Thank you.
Reitan: Yeah. In general terms, this is early phase of technology development as we see it and that is certainly part of why we want to enter into it. And we see we have the skills that we can contribute in that respect. 3-500 million barrels is based on what we see today and the technology that we have today and then there is lot of things to be evaluated when it comes to the intensity, the well spacing and all of those issues. If you confer with Brigham’s internet pages, you will see 1,300 wells and you will also see an UR number, and if you use those numbers you come to a higher number than what we have stated here. This is based on what we see today and yes, we see upside.

Isari: Thank you.
Hilda: Can we have the next question then, please?
Operator: We will now take our next question from Ian Pile from Sanford Bernstein. Please go ahead.
Pile: Thank you. First we, I just wanted to if you can give a cash margin per well figure or perhaps a cash break-even price for the assets, and secondly, clearly the Brigham assets have a very high flow rate for well but also have a number of fracs per well that’s double of many of their peers. I wonder if that’s something that concerns you and something that you’d expect to continue going forwards. Thank you.
Reitan: I suggest that you answered the flow rate and the frac issues, and then we can, we will prepare on the cash per well. John, please.
John: Well I think this issue is very much related to the earlier question as to why we were given such a wide range of results and the wells facing that we intend to undertake, but we have, we’ve had the opportunity of talking to the Brigham executives for quite an extended period and also sharing with them areas of additional paydrill and science that we might be able to bring to this area, and they’re quite excited about that. We, as Torgrim says, if you want to look at what might be an optimal case, the best thing to do is to look at the, what Brigham has done, has set out already, and we’ve taken a deliberately more cautious approach to it than that and based our evaluations on that. When we have, if the tender offer is accepted and we have consolidated the business within existing Statoil activities, then we will, and when some of the pilots are taken, we will become more specific at that point.
Reitan: Thank you, and on the, and break even, we stated, you know, mid-50s at the break even, going forward, and that is sort of the best number I can give on home activity as such, so $55 per barrel is what we use, recovered all the cost involved.
Pile: Okay, thank you.
Hilda: Next question please.
Operator: We now take our next question from Pease Ortnisan from First Securities. Please go ahead.
Pease: Yes, well I have two questions. First one is, do you have an estimate of how much this acquisition will contribute to your 2020 production ambition of over 2.5 million barrels per day? The second is, could you give an indication of the opecs per boe. Thanks.
Reitan: Okay, thank you. On the 2020, that was the road map on production growth towards 2020, two and a half millions barrels per day, and we announced that in June on the capital markets day, so that is based on the project pipeline that we have at hand and provides us with growth in that period. This transaction will add production, also in the 2020 perspective, so it will make us even more comfortable in, you know, reaching that ambition. We don’t have the intention to really do that in any way, but it certainly makes us even more comfortable as such.

On the opecs per barrel, I think the best way for us is to refer you to Brigham and their investor relation unit, or refer to their internet pages and quarterly reports.
Pease: Okay, thank you.
Hilda: Can we have the next question please.
Operator: We’ll now take our next question from Judy Delgado from Alpine Associates. Please go ahead.
Judy: Yes, good morning. I’m wondering if the companies could detail exactly what regulatory approvals are required for the tender closing?
Reitan: All right. Okay, thank you. I’ll leave that to Hans Henrik Klouman, the general counsel of Statoil. So, Hans Henry please.
Hans: There’s actually a long waiting period in the U.S. antitrust law so you have to give a notification to the Federal Trade Commission, and the waiting period is at the shortest 15 days from the notification, so that’s all the formal process going on.
Judy: Could the companies detail then why the close timing is so long in the press release. It notes a closing by the end of first quarter 2012?
Hans: That’s actually, details the longest possible closing period. The main benefits of a cash tender route is, however, that theoretically take shorter time, much shorter time actually. It can take theoretically less than 30 days to get control of the target company, and after that less than 20 days to formally close the whole transaction so if you compare to, for example, BHP acquisition of Petrohawk, that transaction took 42 days to close entirely actually, so that’s a possibility here as well.
Judy: I see. Okay. And could the companies just confirm whether the CFIUS filing is also required?
Hans: Sorry?
Judy: Would there be a filing. . .
Hilda: Can you repeat the question.
Judy: Yes. There is another regulatory filing that was not mentioned. I believe only the U.S. antitrust filing was mentioned. So I’m curious if there is also a filing here in the U.S. due to the companies’ foreign entity status with CFIUS?
Hans: Yes, which we have, as far as we can see we don’t need that filing actually.
Judy: Okay, great, thank you for the clarification.
Hans: Thank you.

Operator: We’ll now take our next question from Jude Figure from Teegman Investment Group. Please go ahead.
Jude: Ah, yes. I think it was answered just then, but if I could just follow up. So, the time frame is just, the longer dated time frame, was that assuming the front end of the tender offer being closed, and then closing the back end would take that long? Is it your assumption that the tender offer will close after the standard 20 business day launch?
Reitan: That also depends upon how much of the shares are tendered of course. But if we do have more than 90 percent of the shares, then we have to close the transaction after the 20 business days of the sale.
Jude: Sure. Thank you very much.
Hilda: Next question please.
Operator: We’ll now take our next question from Barry McCarthy from Royal Bank of Scotland. Please go ahead.
McCarthy: Hello there. I want to come back to the $55 per barrel break even please. My question is, what proportion of the purchase price is folded into that calculation? You include something saying an implied $8,000 per acre paid. Is that and nothing else included, or have you included the bulk of the remaining funds that will be invested in the Brigham acquisition? Thank you.
Reitan: Okay, all right, thank you. So then the $55.00 per barrel break even price, that is not including the acquisition price. So this is a going forward break even price in this asset. The dollar per acre, that is the acquisition price as such. And that is adjusted for, as a dollar per acre, it is sort of adjusted for midstream and other assets, and also acreage outside the Williston Basin.
McCarthy: Okay, so what’s the. . .
Reitan: . . . And, excuse me, and production, and production, and that is using the derrick methodology as such, that you will find.
McCarthy: I understand. And, so what’s the implied value per acre for the non-Bakken assets?
Reitan: That is not something that we have disclosed, so I can only say that the majority of the value is, of course, related to the Williston and the Bakken forced play.
McCarthy: Thank you.
Hilda: Next question.
Operator: We’ll now take our next question from Lucy Haskins from Barclay’s Capital. Please go ahead.

Lucy: Good afternoon. Could you tell me what measures you’re taking to retain staff because I know this is actually a corporate transaction rather than an asset deal, and I see that’s part of the incentive to retain that management edge. So what is there a time sensitive issue there in terms of how long senior management will remain in place, or. . . ?
Male: All right. Thank you Lucy. John, if you can address that, that would be appreciated.
John: Yes, it’s our intention to retain as many of the staff as possible, save for the CEO, his brother and the CFO. We have transition arrangements with them. But for the key staff in the operating and subsurface, have got market-based retentions, as have the next level of staff below them, and the whole company staff pool has got appropriate arrangements. These are very much at market and based upon benchmarks that we have seen in Atlas and Petrohawk. We also have bonus arrangements with key staff which are tied to performance of the assets over the next two years. So these are the retention arrangements, Lucy, are essentially based on a two-year program.
Lucy: Thank you.
Hilda: Then I think we can go to the next and last question, I believe.
Operator: We’ll now take our next question from Rasta Birang from Jeffries International. Please go ahead.
Rasta: Hi. Just one question. Could you comment on your plans for Brigham’s bonds? Are they going to remain outstanding?
Reitan: Excuse me. If you could repeat the question, that would be appreciated. So please.
Rasta: Brigham has two issues outstanding, notes. What are the plans for those two issues of bonds? Are they going to remain outstanding? Are you going to, you know, do a part 50? What are your plans?
Male: All right, thank you. We have two bonds outstanding, and we cannot comment on our plans to, what to do with them currently. I mean, in due time, sure, we should be able to address that issue.
Male: Thank you.
Hilda: We have a few, a couple more questions. Please introduce the next one, operator.
Operator: We’ll now take our next question from Ethan Argua from Lioneye Capital. Please go ahead.
Dean: Hi. This is Dean Michata from Lioneye. I got on the call late so I apologize if you have already talked about this. But can you talk a little bit about the background of the transaction, how the two companies came together, how long you were in discussions, if negotiations were exclusive, or if there were other parties involved?
Reitan: All right, thank you Dean. John, you are the right one to address that one, so please John.
John: I will sketch the answer to that. I will not go into depth or detail. This is a discussion that we started in the early part of this year. We have spent most of the summer engaged in due diligence, both on the company and the assets, and we have had extensive discussions and fruitful discussions with management around future industrial programs and integration. And a number of the management have met with senior management of Statoil both in America and also here in Norway. The board has been advised throughout by Jeffries and received appropriate advice on the situation, and I’d rather not comment on the effectiveness of the situation. I think that’s something to address with Brigham itself.
Dean: Okay, thank you.
Hilda: Thank you, and we will then take our last question today.
Operator: We will now take our next question from Neal Martin from Birmburg. Please go ahead.
Neal: Thank you very much. Just a couple of questions left please. First off, could you comment on Brigham’s hedging policy, whether you are likely to continue that? And secondly, perhaps comment on your future strategy in this lower 48 unconventionals. Have you now reached critical mass and likely to leave it there? Thank you.
Reitan: All right, thank you Neal. So I’ll take the first one, and then John you can prepare for the second one. On the hedging policy, we are not in a situation where we need to hedge on an asset by asset levels. We have enough predictability in that we have enough cash available at all time and all of that so it is not a necessity to hedge our production as we go. So we have the sufficient capital and cash available so we will think long term to develop these assets and these sets of assets. You are right, there is a hedging policy in place. What we will do with the existing program and so on, we will have to revert to at a later point in time. So, on the future strategy John, please.
John: We see policies available from these kind of results not only in North America but also worldwide increasing as technology and costs associated with extraction improve. We’ve seen those improvements in the Marcellus, and we’ve seen cost effectiveness improve as this technology has been applied to liquids generally. What you are seeing here is a deepening of our presence throughout the value chain, and one of the attractive things about this particular transaction is that it brings with us a more extensive land organization. We intend to continue to to make infield acquisitions in all the North American onshore where we are present, and you’ll recall from the records that both in the Marcellus and indeed in the Eagle Ford, we have made additional acquisitions and disposals with our partners as we have hydrated the acreage. You can expect us to continue to do that after this transaction, both in the Bakken and the Marcellus, and the Eagle Ford.

Neal: Thank you, but do you see other sizeable discreet deals?
John: Well we remain very focused on the opportunities here, and I will continue to evaluate these options as they come. I don’t want to say more than I have about that.
Neal: That’s great, thank you.
John: I mean, this is not the end of our North American unconventionals strategy, let’s put it that way.
Hilda: All right. Thank you very much. This then closes our Q&A session and our conference call here today. Any further questions can be directed to Statoil’s Investor Relations Department. Thank you all very much for your participation, and have a good day.
Operator: Thank you for your participation ladies and gentlemen. You may now disconnect.
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